PPL EMPLOYEE STOCK

OWNERSHIP PLAN

_________________________________

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

&

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

&

SUPPLEMENTAL SCHEDULE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ___________

Commission file number 001-11459

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PPL EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179

PPL EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

Page

Report Of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - At December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits - For the Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Signature	15

Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered

Public Accounting Firm

Participants and Administrator of

PPL Employee Stock Ownership Plan:

We have audited the accompanying financial statements of net assets available for benefits of PPL Employee Stock Ownership Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Allentown, Pennsylvania

June 17, 2015

1

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31,
(Thousands of Dollars)

	2014	2013
ASSETS
Investments, at fair value (Note 4):
PPL Corporation common stock	$256,263	$231,677
Common collective trust funds	2,355	2,159
Mutual funds	552	334
Plan interest in PPL Defined Contribution Master Trust (Note 3)	838	858

Total investments	260,008	235,028

Receivables:
Employer contribution	-	18
Accrued dividends	2,646	2,842
Due from broker for securities sold	2	3

Total receivables	2,648	2,863

Total assets	262,656	237,891

LIABILITIES
Dividends payable to participants	2,646	2,842
Administrative expenses	-	27

Total liabilities	2,646	2,869

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	260,010	235,022

Adjustment from fair value to contract value for interest in master trust relating to fully benefit-responsive investment
contracts (Note 2)	(16)	(17)

NET ASSETS AVAILABLE FOR BENEFITS	$259,994	$235,005

The accompanying notes are an integral part of these financial statements.

2

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31,
(Thousands of Dollars)

	2014	2013
ADDITIONS
Investment income:
Net appreciation/(depreciation) in fair value of investments	$46,451	$12,349
Dividend income	10,972	11,632
Plan interest in investment income of PPL Defined Contribution
Master Trust (Note 3)	12	15
	57,435	23,996

Employer contributions	-	421

Total additions	57,435	24,417

DEDUCTIONS
Distributions of dividends to participants	(4,063)	(4,456)
Distributions of stock and cash to participants	(28,379)	(20,732)
Administrative expenses	(4)	(138)

Total deductions	(32,446)	(25,326)

Net increase/(decrease)	24,989	(909)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	235,005	235,914

End of year	$259,994	$235,005

The accompanying notes are an integral part of these financial statements.
3

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1. PLAN DESCRIPTION

The PPL Employee Stock Ownership Plan (the "Plan") was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation ("PPL"). The Plan is currently sponsored by PPL Services Corporation (the "Company"), an unregulated subsidiary of PPL. Amounts contributed to the Plan are used to purchase shares of PPL Corporation common stock ("Common Stock"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

Employees of participating PPL companies, as defined in the Plan document, are eligible to participate in the Plan on the first day of the month following their date of hire.

The shares of Common Stock ("Shares") allocated to a participant's account may not exceed the maximum permitted by law. All Shares credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the participant. The Common Stock is held by Fidelity Management Trust Company (the "Trustee").

The Plan allows for dividends on Shares held to be reinvested in the Plan or paid in cash to participants. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes on its consolidated federal income tax return and to contribute the resulting tax savings (dividend-based contribution) to the Plan. The dividend-based contribution can be made in cash that is used to buy Shares or in Shares. The dividend-based contribution is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Shares are allocated to participants' accounts, 75% on the basis of Shares held in a participant's account and 25% on the basis of the participant's compensation.

Participants may elect to withdraw from their accounts Shares that have been allocated with respect to a Plan year ending at least 36 months prior to the end of the Plan year in which the election is made. Participants so electing may receive cash or Common Stock for the number of whole Shares and cash for any fractional Shares available for withdrawal, or may make a rollover to a qualified plan.

Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw Shares or diversify the value of Shares held into other investment options under the Plan. For the first five years after meeting the requirement, participants may withdraw or diversify up to an aggregate of 25% of such Shares. In the sixth year, qualified participants may withdraw or diversify up to an aggregate of 50% of such Shares. Participants who elect to diversify may direct the Trustee to invest their eligible diversification amounts into various mutual funds and investments, which are similar to those provided through PPL's 401(k) savings plans.

Upon termination of service with a participating PPL company, participants are entitled to make a withdrawal and receive cash or Common Stock for the number of whole Shares and cash for any fractional Shares allocated to them, or may make a rollover to a qualified plan. Participants who terminate service with a participating PPL company and whose account

4

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

balance exceeds, or exceeded at the time of any prior distribution, $1,000, may defer distribution of the Shares in their account until April 1st of the calendar year following the year in which the participant reaches age 70-1/2. If a participant wishes to withdraw prior to age 70-1/2, the entire account balance must be withdrawn.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Provisions of the Plan regarding vesting, distributions and other matters are more fully described in the Plan document and Summary Plan Description.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared under the accrual basis of accounting.

For the following note disclosures dollar amounts are presented in thousands.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan's investments are stated at fair value as discussed in Note 4. Realized gains and losses from the sale or distribution of Common Stock by the Trustee are based on the average cost of Common Stock held at the time of sale. Net appreciation / depreciation as reported in the accompanying financial statements includes both realized and unrealized gains and losses. Dividend income and dividend distributions to participants are recorded on dividend record dates. The purchases and sales of securities are recorded on a trade-date basis.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the fully benefit-responsive investment contracts held in the blended interest rate fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

3. INTEREST IN PPL DEFINED CONTRIBUTION MASTER TRUST

PPL maintains a Defined Contribution Master Trust (the "Master Trust") with the Trustee to pool the investments of its defined contribution benefit plans. The Blended Interest Rate Fund

5

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(the "Fund") is the only investment option of the Plan included in the Master Trust, and represented less than 1% of Plan assets at December 31, 2014 and 2013. Therefore, no detailed disclosures related to the Master Trust have been presented in these financial statements.

Investments directed by participants to the Fund within the Master Trust are combined with similar investments applicable to other plans participating in the Master Trust and invested in high-grade investment contracts issued by insurance companies and banks, as well as other high-quality debt obligations and short-term money market instruments. Wrapper contracts are purchased from another party, which are agreements that allow for the Fund to maintain a constant Net Asset Value ("NAV") and provide for participant transactions to be made at contract value. In a typical wrapper contract, the wrapper issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets if the market value becomes totally exhausted as a result of significant participant redemptions. Purchasing wrapper contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against the relatively unlikely event of participant redemption of most of the shares of the Fund. The fair value of the wrapper contracts is determined using the replacement cost methodology that incorporates various inputs including the difference between the market for wrapper fees and the actual wrapper fees currently charged.

Wrapper contracts accrue interest using a formula called the "crediting rate." Wrapper contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value. Crediting rates are reset monthly.

4. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

6

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Level 3 – Inputs to the valuation methodology are unobservable. Management believes such inputs are predicated on the assumptions market participants would use to measure the asset at fair value.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following table summarizes instruments measured at fair value on a recurring basis at December 31, 2014:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Equity securities:
Common Stock	$256,263	$256,263	$-	$-
Common collective trust funds:
Blended / Target date funds	1,877	-	1,877	-
Index funds	478	-	478	-
Total common collective
trust funds	2,355	-	2,355	-

Mutual funds:
Growth funds	220	220	-	-
International funds	12	12	-	-
Fixed income funds	208	208	-	-
Value funds	60	60	-	-
US small cap fund	52	52	-	-
Total mutual funds	552	552	-	-

Master trust:
Stable value fund:
Blended interest rate fund	838	-	838	-

	$260,008	$256,815	$3,193	$-

7

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The following table summarizes instruments measured at fair value on a recurring basis at December 31, 2013:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Equity securities:
Common Stock	$231,677	$231,677	$-	$-
Common collective trust funds:
Blended / target date funds	1,835	-	1,835	-
Index funds	324	-	324	-
Total common collective
trust funds	2,159	-	2,159	-

Mutual funds:
Growth funds	163	163	-	-
International funds	9	9	-	-
Fixed income funds	134	134	-	-
Value funds	28	28	-	-
Total mutual funds	334	334	-	-

Master trust:
Stable value fund:
Blended interest rate fund	858	-	858	-

	$235,028	$232,011	$3,017	$-

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The fair value measurement of Common Stock, classified as level 1, is based on its quoted market price in an active market.

The fair value measurements of common collective trust funds, classified as level 2, are valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan was to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business fashion.

8

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The fair value measurements of mutual funds, classified as level 1, are valued at the daily closing prices as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The fair value measurement of the blended interest rate fund, classified as level 2, is based on the underlying securities that make up the underlying assets of that fund. The fair value measurements of debt securities are generally based on evaluated prices that reflect observable market information, such as actual trade information for identical securities or for similar securities, adjusted for observable differences. When this information is not available, the fair value of debt securities is measured using present value techniques, which incorporate other observable inputs. Common inputs include benchmark yields, reported trades, broker/dealer bid/ask prices, benchmark securities and credit valuation adjustments. When necessary, the fair value of debt securities is measured using the income approach, which incorporates similar observable inputs as well as monthly payment data, future predicted cash flows, collateral performance and new issue data.

The blended interest rate fund's objective is to preserve capital, achieve a competitive level of income over time and maintain a stable unit price although unit value is not guaranteed. Returns are derived from income earned less expenses. Individual investment contracts are held within the portfolio and represent credit obligations of the issuer, units of the portfolio are not guaranteed by the Trustee, the Company, or any federal or state agency. The portfolio includes contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds.

In addition, the fair value measurement of the wrapper contracts held by the Fund are calculated by projecting the future cash flows for the contract at the contractual crediting rate, and then discounting it by a rate that approximates the current market rates for a contract of equal credit quality and duration. The calculation assumes that future cash flows are predictable (i.e. no withdrawals will be made from contracts). For synthetic investment contracts, contract value consists of cost plus accrued interest. There are no redemption restrictions on this fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement at the reporting date.

5. ADMINISTRATION OF PLAN

The Plan is administered by the Employee Benefit Plan Board (the "Plan Administrator"), which is composed of certain PPL officers and employees appointed by the Board of Directors of PPL.

9

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Company contributions are held and managed by the Trustee, which invests securities and cash received, interest, and dividend income and makes distributions to participants. The Plan pays investment and certain administrative expenses directly.

Certain administrative functions of the Plan are performed by employees of the Company. No such employees receive compensation from the Plan.

6. ADMINISTRATIVE EXPENSES

Certain professional fees and administrative expenses incurred by the Plan are paid by the Company and are not included in these financial statements.

7. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's total net assets at December 31 are as follows:

	2014	2013
Common Stock*:
Number of shares	7,053,754	7,699,472

Cost	$128,214	$137,025
Fair value	$256,263	$231,677

* Non-participant directed

The fair value per share of Common Stock at December 31, 2014 and 2013 was $36.33 and $30.09, respectively.

The Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows during the year ended December 31:

	2014	2013

Common Stock	$46,279	$12,035
Common collective trust funds	51	191
Mutual funds	121	123
Net change in fair value	$46,451	$12,349

8. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Transactions involving Shares qualify as party-in-interest transactions under the provisions of ERISA.

10

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

No dividend-based contribution was recorded in regard to the Plan years ended December 31, 2014 and 2013.

During 2013, the Plan recorded an employer contribution from PPL of $421 which represented a corrective contribution of $403 for the Plan year ended December 31, 2012, along with an additional $18 reserved for administrative fees.

Certain Plan investments held in the Plan are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee and therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would receive distribution of their accounts.

10. TAX STATUS

The Plan obtained its latest determination letter dated May 13, 2014, in which the Internal Revenue Service (the "IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

11. RISK AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

12. RECONCILIATION TO FORM 5500

The following reconciliation details the reporting differences from the Plan's financial statements to the Form 5500 for the Plan's adjustment for fair value reporting of fully benefit-responsive investment contracts as of December 31:

	2014	2013

Investment income in Master Trust per the financial
statements	$12	$15
Adjustment from contract value to fair value for fully
benefit - responsive investment contracts previous year	(17)	(35)
Adjustment from contract value to fair value for fully
benefit - responsive investment contracts current year	16	17
Investment gain/(loss) in Master Trust per the Form 5500	$11	$(3)

13. SUBSEQUENT EVENT

On June 9, 2014, PPL announced the signing of definitive agreements with Riverstone Holdings LLC ("Riverstone") to form a new, publicly traded independent power producing company, Talen Energy Corporation ("Talen Energy"). Pursuant to the agreements, on June 1, 2015 PPL contributed its wholly owned subsidiary PPL Energy Supply, LLC ("Energy Supply"), to Talen Energy and distributed Talen Energy to PPL shareowners in a tax free spinoff transaction. Immediately following the spinoff, Riverstone contributed its merchant generation business to Talen Energy in exchange for shares of Talen Energy common stock.

On April 29, 2015, PPL's board of directors declared a pro rata distribution of all of the common stock of Talen Energy to PPL's shareowners of record on May 20, 2015 (the "Record Date"), with a distribution date of June 1, 2015 (the "Distribution Date").

On May 21, 2015, PPL announced the definitive distribution ratio for the spinoff of Energy Supply to PPL shareowners: Approximately 0.1249 shares of Talen Energy common stock for each share of PPL common stock owned as of 5:00 p.m., New York City time, on the Record Date.

The Plan is a tax-qualified benefit plan designed to provide eligible PPL employees with shares of PPL common stock. The Plan holds PPL common stock for its participants in a trust. By law, the Plan cannot retain the shares of Talen Energy common stock received in the spinoff because the Plan is required primarily to invest only in the securities of its sponsoring employer, PPL.

The Trustee of the Plan has allocated shares of Talen Energy common stock to participants’ accounts based on the number of shares of PPL common stock held in participants’ accounts as of the Distribution Date. Beginning on the day after the Distribution Date, the Trustee liquidated the shares of Talen Energy common stock allocated to participants’ accounts and

12

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

used the proceeds to purchase additional shares of PPL common stock in the open market and credited the value of those shares of PPL common stock to participants’ accounts.

As a result of the spinoff, the Plan received 824,471 shares of Talen Energy common stock on June 2, 2015. These shares were sold during the first two weeks of June 2015, with the resulting proceeds of $15,616 used to purchase 502,322 shares of PPL common stock that were credited to participants’ accounts.

13

Plan Name: PPL Employee Stock Ownership Plan				Plan Number: 002

Plan Sponsor: PPL Services Corporation				EIN: 23-3041441

Schedule H, Line 4i - SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2014

		Description of Investment
		including maturity date, rate of
	Identity of Issue, Borrower,	interest, collateral, par, or			Current
	Lessor, or Similar Party	maturity value	Cost		Value
(a)	(b)	(c)	(d)		(e)

*	PPL Corporation	7,053,754 Shares of PPL Corp
		Common Stock - $0.01 par value	$128,213,732		$256,262,884

*	Fidelity Growth Company K	Mutual Fund	191,479	**	220,112

	Templeton Foreign R6	Mutual Fund	13,458	**	11,803

	Pimco Total Return Fund Ins	Mutual Fund	209,335	**	207,756

	Loomis Sayles Value Fund N	Mutual Fund	61,936	**	60,288

	DFA US Small Cap I	Mutual Fund	52,904	**	52,384

	Northern Trust Focus Income	Common Collective Trust Fund	339,879	**	370,633

	Northern Trust Focus 2010	Common Collective Trust Fund	308,155	**	335,841

	Northern Trust Focus 2015	Common Collective Trust Fund	809,725	**	873,007

	Northern Trust Focus 2020	Common Collective Trust Fund	248,681	**	264,374

	Northern Trust Focus 2025	Common Collective Trust Fund	25,641	**	26,320

	Northern Trust Focus 2030	Common Collective Trust Fund	3,278	**	4,162

	Northern Trust Focus 2035	Common Collective Trust Fund	1,838	**	1,873

	Northern Trust Focus 2040	Common Collective Trust Fund	369	**	414

	Northern Trust Focus 2045	Common Collective Trust Fund	13	**	14

	Northern Trust S&P 500 Index	Common Collective Trust Fund	296,611	**	352,475

	Northern Trust Extended Equity
	Market Index Fund	Common Collective Trust Fund	6,183	**	6,406

	Northern Trust EAFE Index Fund	Common Collective Trust Fund	104,855	**	109,680

	Northern Trust Aggregate
	Bond Index Fund	Common Collective Trust Fund	9,039	**	9,078

Total			$130,897,111		$259,169,504

	* Represents a Party-In-Interest.
	** Cost information provided for Participant Directed investments is not required, but is disclosed because it is readily available.

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPL Employee Stock Ownership Plan

By: /s/ Julissa Burgos
Julissa Burgos Chair, Employee Benefit Plan Board PPL Corporation
Dated: June 17, 2015

15

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-110372 of PPL Corporation on Form S-8 of our report dated June 17, 2015, which appears in this annual report on Form 11-K of PPL Employee Stock Ownership Plan for the year ended December 31, 2014.

/s/ Baker Tilly Virchow Krause, LLP

Allentown, Pennsylvania

June 17, 2015